SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 7)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                        (Title of Class of Securities)

                                 NOT AVAILABLE

                     (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191

                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000



         This Amendment No 7 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

        Item 5 is hereby amended and supplemented by the following:

         (b) On November 12, 1996, David R. Goode, Chairman, President and Chief Executive Officer of Parent, presented a speech to the Salomon Brothers Transportation Conference discussing, among other things, Parent's view that the Offer and the Proposed Merger are superior to the Proposed CSX Transaction. On the same date, Parent issued a press release synopsizing this speech. A copy of the text of the speech and the press release are filed as exhibits hereto.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended to add the following:

         (a)(38) Text of speech made to the Salomon Brothers Transportation Conference on November 12, 1996.

         (a)(39) Text of material entitled "2 to 1 Comparison" which may be distributed to certain shareholders.

         (a)(40) Press Release issued by Parent on November 12, 1996.



                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 12, 1996

                                   NORFOLK SOUTHERN CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title:    Executive Vice President-Law

                                   ATLANTIC ACQUISITION CORPORATION
                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title:    Vice President and General Counsel


                                         EXHIBIT INDEX

Exhibit

Number                Description                                       Page

(a)(38)        Text of speech made to the Salomon Brothers
               Transportation Conference on
               November 12, 1996.

(a)(39) Text of material which may be distributed to certain shareholders.

(a)(40)        Press Release issued by Parent on
               November 12, 1996.